Exhibit 99.1

China Hydroelectric Corporation Announces Fourth Quarter and Full-Year 2010 Results

-	Full-Year installed capacity increased by 172.2 MW, or 46% to 548.8 MW
-	Full-Year revenue increased by 84% to $66.7 million
-	Full-Year EBITDA increased by 88% to $42.8 million

NEW YORK, March 31, 2011 /PRNewswire-Asia-FirstCall/ — China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China (“PRC”) today announced its financial results for the fourth quarter and the year ended December 31, 2010.

The Company completed five acquisitions of ten operating hydroelectric power projects during 2010 with an aggregate installed capacity of 172.2 megawatts (“MW”). As of December 31, 2010, the Company’s total installed capacity was 548.8 MW as compared to 376.6 MW as of December 31, 2009.

Fourth Quarter 2010 Financial and Operating Highlights

•	Q4 revenue increased by 75% to $10.0 million.
•	Q4 gross profit increased by 2500% to $2.6 million. Gross margin increased by 25% to 26%.
•	Q4 adjusted EBITDA (see reconciliation table) increased by 420% to $2.6 million. Adjusted EBITDA margin was 26% vs. 9% last year.

•

Q4 GAAP net loss attributable to ordinary shareholders was $6.2 million, or $0.12 net loss per American Depository Share (“ADS”) (each representing three ordinary shares) compared to a loss of $ 32.5 million in Q4 2009, which included $12.3 million in non-cash charges.

•	Q4 non-GAAP net loss (see reconciliation table) decreased to $4.8 million, or $0.09 net loss per ADS, from a loss of $6.5 million in Q4 2009.

Year Ended December 31, 2010 Financial and Operating Highlights

•	Aggregate installed capacity increased by 172.2 MW, or 46%, to 548.8 MW as of December 31, 2010 compared to 376.6 MW as of December 31, 2009.
•	2010 revenue increased by 84% to $66.7 million.
•	2010 gross profit increased by 120% to $ 41.8 million. Gross margin increased by 1,000 basis points to 63%.
•	2010 operating income increased by 126% to $22.4 million.
•	2010 adjusted EBITDA increased by 88% to $42.8 million while adjusted EBITDA margin increased 100 basis points to 64%.

•

2010 GAAP net loss attributable to ordinary shareholders was $ 12.1 million, or $0.25 net loss per ADS, for the year ended December 31, 2010, compared to a net loss of $55.9 million for 2009. 2010 net loss included non-cash charges of $3.6 million in cumulative preferred dividends and $12.3 million from beneficial conversion features triggered by the conversion of the convertible redeemable preferred shares to commons shares on IPO. Net loss attributable to ordinary shareholders for the year ended December 31, 2009 resulted from $36.5 million in non-cash charges.

•	2010 non-GAAP net income increased to $7.8 million, or $0.16 per ADS, for the year ended December 31, 2010 compared to $ 5.0 million non-GAAP net loss in 2009.

Summary Financials	Q4 2010	Q4 2009	% Change	FY 2010	FY 2009	% Change

Revenue	$10 million	$5.7 million	75%	$66.7 million	$36.2 million	84%
Gross Profit	$2.6 million	$0.1 million	2500%	$41.8 million	$19.0 million	120%
Adjusted EBITDA (1)	$2.6 million	$0.5 million	420%	$42.8 million	$22.8 million	88%
GAAP Net Income	($6.2) million	($32.5) million	-81%	($12.1) million	($55.9) million	-78%
GAAP EPS per ADS	($0.12)	N/A	N/A	($0.25)	N/A	N/A
Non-GAAP Net Income (2)	($4.8) million	($6.5) million	-26%	$7.8 million	($5 million)	-256%
Non-GAAP EPS per ADS (2)	($0.09)	N/A	N/A	$0.16	N/A	N/A

(1)	See “Net income to adjusted EBITDA reconciliation” below
(2)	See “GAAP net income (loss) to non-GAAP net income reconciliation” below

“We made significant progress from both an acquisition and operational perspective during 2010. We expanded our geographic diversification by acquiring five operating projects in Yunnan province plus five operating projects in Fujian, bringing a total of 172.2 MW of new capacity online, an increase of 46% year over year,” commented Mr. John D. Kuhns, Chief Executive Officer and Chairman of the Board of Directors of the Company.

“Our geographic diversification yielded a positive contribution output for existing projects during 2010 compared to 2009. The first half of 2010 saw favorable rainfall in most of our catchment areas, producing excellent runoff and a high level of reservoir storage at many of our projects. The fourth quarter continued to see favorable rainfall at our Fujian and Yunnan projects, while our Zhejiang projects were slightly below average,” Mr. Kuhns continued.

“We continue to use our 3 Billion RMB loan facility with Bank of China to refinance debt on these acquired projects, in many cases extending maturities, lowering interest rates, and implementing more favorable terms and conditions. This provides incremental capital for both new project build-outs and future acquisitions, which will propel growth. Our team successfully closed ten acquisitions in 2010, which demonstrates the strength of China Hydroelectric’s business model. Our ability to identify, conduct due diligence, negotiate and successfully close and finance acquisitions of small hydroelectric power projects in China is unrivaled among our peers and has allowed us to become the largest owner and operator of hydroelectric power projects under 50MW in China,” Mr. Kuhns concluded.

Fourth quarter 2010 Financial and Operational Results

Revenue

Revenue, net of value added taxes, was $ 10.0 million, an increase of 75%, or $ 4.3 million from $ 5.7 million in the fourth quarter of 2009. The Company sold 246.4 million kWh in the fourth quarter of 2010, an increase of 87.4% from 131.5 million kWh in the same period of 2009. Of the $4.3 million increase in revenue in the fourth quarter, $1.7 million was contributed by existing projects as of December 31, 2009 and $2.6 million was contributed by the ten newly acquired operating projects mentioned above.

The effective tariff, calculated by dividing revenue, before Value Added Tax, or VAT, in RMB (Renminbi), the functional currency of the hydroelectric power projects, by the amount of electricity sold, in the fourth quarter of 2010 was RMB 0.28 per kWh, a decrease of 15% from RMB 0.33 per kWh in the fourth quarter of 2009. The decrease was caused by slightly lower revenue contribution from operating projects in Zhejiang province, a relatively high tariff region, and revenue contribution from newly acquired projects in Yunnan, a lower tariff region. Tariffs vary at the Company’s individual hydroelectric power projects, which causes effective tariff, which is a consolidated figure, to vary based on different revenue contribution mixes.

The consolidated effective utilization rate was 22.6% for the fourth quarter of 2010, compared to 16.5% in the fourth quarter of 2009. The consolidated effective utilization rate of our hydroelectric power projects is calculated as the aggregate quantity of electricity sold in the relevant period, divided by the aggregate installed capacity for electricity generation of all our hydroelectric power projects for the period under consideration. The higher average effective utilization rate mainly resulted from favorable precipitation in Fujian and Yunnan provinces.

Gross Profit and Margin

Gross profit was $2.6 million in the fourth quarter of 2010, an increase of $ 2.5 million, from $ 0.1 million in 2009. Of the $2.5 million increase in gross profit, $1.3 million was contributed by existing projects as of December 31, 2009 and $1.2 million was contributed by the 10 newly acquired operating projects. Gross margin in the fourth quarter of 2010 was 26%, an increase of 25% compared to 1% in the same period in 2009.

General and Administrative Expenses

General and administrative expenses (“G&A expenses”) in the fourth quarter of 2010 were $ 5.7 million, or 57% of revenue, compared to $ 3.4 million, or 60% of revenue in the fourth quarter of 2009. The increase in G&A expenses was also due to acquisition costs and higher professional fees associated with being a public company. G&A in the fourth quarter of 2010 included $1.0 million in non-cash employee stock-based compensation, compared to $0.26 in the year ago period.

Adjusted EBITDA and EBITDA Margin

Adjusted EBITDA was $2.6 million in the fourth quarter of 2010, $2.1 million, over the $ 0.5 million in the fourth quarter of 2009. Adjusted EBITDA margin increased to 26% in the fourth quarter of 2010 from 9% in the same period of 2009.

GAAP and Non-GAAP Net Income

As a result of the factors discussed above, the net loss attributable to China Hydroelectric Corporation shareholders was $ 6.2  million in the fourth quarter of 2010, compared to $ 20.2 million in the comparable period in 2009. Net loss attributable to ordinary shareholders (or “GAAP net loss attributable to ordinary shareholders”) was $ 6.2 million, or $ 0.12 net loss per ADS, in the fourth quarter of 2010, compared to a GAAP net loss attributable to ordinary shareholders of $ 32.5 million, in the fourth quarter of 2009.

Non-GAAP net loss was $ 4.8 million, or $ 0.09 net loss per ADS, for the fourth quarter of 2010 compared to $ 6.5 million, in the fourth quarter of 2009. For reconciliation between GAAP and non-GAAP earnings, see the table entitled “GAAP Net Income (loss) to Non-GAAP Net Income Reconciliation.”

Weighted average American depository shares used in the earnings (loss) per share calculation was 51.1 million ADS, representing 153.3 million ordinary shares, in the fourth quarter of 2010.

Year Ended December 31, 2010 Financial and Operational Results

Revenue

Revenue, net of value added taxes, was $66.7 million for the year ended December 31, 2010, an increase of 84%, or $30.5 million, compared to $36.2 million in 2009. The Company sold 1,480.7 million kWh for the year ended December 31, 2010, an increase of 85% from 798.9 million kWh in 2009. The increase in revenue was primarily due to favorable precipitation at the Company’s operating projects in the Fujian and Zhejiang provinces in the first half of 2010, in addition to increased operating capacity as a result of acquisitions. Of the year-over-year increase in revenue, $25.9 million was contributed by existing projects as of December 31, 2009, and $4.6 million was contributed by the 10 newly acquired operating projects, which included;

Project Name	Date Acquired	Capacity

Husahe (100% interest)	April 19, 2010	18.7 MW
Aluhe (100% interest)	June 22, 2010	10.0 MW
Zilenghe (100% interest)	June 22, 2010	25.2 MW
Latudi (100% interest)	August 16, 2010	18.9 MW
Xiaopengzu (100% interest)	September 8, 2010	44.0 MW
Jinwei (74% interest)	December 30, 2010	16.0 MW
Jintang (74% interest)	December 30, 2010	11.6 MW
Jinlong (55% interest)	December 30, 2010	10.0 MW
Qianling (100% interest)	December 30, 2010	13.0 MW
Dongguan (100% interest)	December 30, 2010	4.8 MW

Total		172.2 MW

The effective tariff of RMB 0.33 per kWh, for the year ended December 31, 2010 was RMB 0.01 per kWh lower compared to the same period ended in 2009 due to the higher percentage of revenue contribution from projects in Yunnan. Yunnan’s tariff is lower compared to Zhejiang’s tariff and Fujian’s tariff. Tariffs vary at the Company’s individual hydroelectric power projects, which causes effective tariff, which is a consolidated figure, to vary based on different revenue contribution mixes.

The consolidated effective utilization rate was 39.4% for the year ended December 31, 2010 compared to 30.8% for the year ended December 31, 2009. The increase was due to the higher effective utilization rate for the projects in Fujian and Zhejiang provinces resulting from favorable precipitation in the first half of 2010 and the higher effective utilization rate for the newly acquired operating projects in Yunnan province.

Gross Profit and Margin

Gross profit was $41.8 million for the year ended December 31, 2010; an increase of $ 22.8 million, or 120%, from $ 19.0 million in 2009. 89% of the increase was contributed by existing projects as of December 31, 2009. Gross margin increased 1,000 basis points year over year to 63% for the year ended December 31, 2010.

General and Administrative Expenses

The Company’s general and administrative expenses (“G&A expenses”) were $ 19.4 million for the year ended December 31, 2010, or 29% of revenue, compared to $ 9.1 million, or 25% of revenue, for 2009. The G&A expenses in 2010 included an employee stock-based compensation expense of $ 3.6 million, compared to $ 0.6 million in 2009.

Adjusted EBITDA and EBITDA Margin

Adjusted EBITDA was $42.8 million for the year ended December 31, 2010, an increase of 88%, or $ 20.0 million, compared to $22.8 million in 2009. Adjusted EBITDA margin increased to 64% for the year ended December 31, 2010 from 63% in 2009.

GAAP and Non-GAAP Net Income

As a result of the factors discussed above, net income attributable to China Hydroelectric Corporation shareholders, was $ 3.7  million in 2010, compared to a loss of $ 19.4 million in 2009. Net loss attributable to ordinary shareholders (or “GAAP net loss attributable to ordinary shareholders”) was $ 12.1 million, or $ 0.25 net loss per ADS, for the year ended December 31, 2010, which included cumulative dividends on convertible redeemable preferred shares of $3.6 million and the beneficial conversion features on such shares of $ 12.3 million that occurred upon the consummation of the Company’s IPO in the first quarter of 2010, compared to a GAAP net loss attributable to ordinary shareholders of $ 55.9 million in 2009, which included a $ 34.6 million cumulative dividend on convertible redeemable preferred shares and a $1.9 million loss in the change in the redemption value of series C convertible redeemable preferred shares.

Non-GAAP net income was $7.8 million, or $ 0.16 per ADS for the year ended December 31, 2010, compared to a net loss of $ 5.0 million, or $0.32 net loss per ordinary share, in 2009. For a reconciliation between GAAP and non-GAAP earnings, see the table entitled “GAAP Net Income (loss) to Non-GAAP Net Income Reconciliation.”

Weighted average American depository shares used in the earnings per share calculation was 47.8 million ADS, representing 143.3 million ordinary shares, for the year ended December 31, 2010 and 15.5 million in 2009.

Business Outlook for Full Year 2011

The Company believes that the significant increase in its aggregate installed capacity in 2010 will lay a solid foundation for its performance in 2011. In addition to our 548.8 MW capacity as of December 31, 2010, we signed a definitive agreement in November 2010 to acquire the Dazhaihe project, a 15 MW facility in Yunnan, and an MOU for the remaining two Taiyu projects in Fujian (Yangkou, a 48 MW facility, and Huangtangjia, an 11 MW facility). We expect these two acquisitions to close in the first half of 2011. The Company has a robust target pipeline of projects which collectively represent over 2,000 MW of capacity. Management favors acquisition targets in Yunnan province, where hydroelectric power projects have higher capacity factors, better hydrology, lower costs per megawatt, and more potential for tariff appreciation. The Company is pursuing additional debt financing, which in addition to our positive cash flow, would enable China Hydroelectric to fund future acquisitions.

In reviewing our operating results project by project and region by region, energy production was below normal in 2009 and above normal in 2010. It is reasonable to anticipate 2011 energy production will more closely resemble normal year production.

Chinese government policies towards the hydroelectric industry remain very favorable with China’s new 12th 5-Year Plan setting hydroelectric capacity growth targets at 10% annually. The Chinese government obligates its energy grids to purchase all of the energy produced from renewable sources before purchasing energy produced by coal. In addition, the China State Council has announced its intention to raise hydroelectric tariffs to coal parity as a way to encourage additional hydroelectric capacity. Given that hydroelectricity is clean, renewable, and the lowest cost method of producing a kilowatt hour of energy in China, management expects Chinese government policies to favor the hydroelectric industry for the foreseeable future.

Non-GAAP Net Income Figures

Non-GAAP net income for the fourth quarter of 2010, the fourth quarter of 2009, the year of 2010 and the year of 2009 excludes the following non-cash charges: stock-based compensation expenses; non-cash dividends and conversion features on convertible redeemable preferred shares; exchange gains or losses; and, the change in fair value of derivative financial liabilities and warrant liability. A reconciliation of GAAP and non-GAAP items is provided in the table entitled “GAAP Net Income (loss) to Non-GAAP Net Income Reconciliation.”

Adjusted EBITDA to Net Income Reconciliation

Adjusted EBITDA is defined by the Company as earnings before interest, taxes, depreciation and amortization and excluding certain non-cash charges, including: stock-based compensation expenses, exchange losses, change in fair value of derivative financial liabilities and warrant liability. For further details, see the table entitled “Adjusted EBITDA to Net Income Reconciliation.”

Conference Call

China Hydroelectric Corporation will host a conference call at 6:00 am (Pacific) /9:00 am (Eastern) / 9:00 pm (Beijing/Hong Kong) on Friday, April 1, 2011 to discuss its fourth quarter and year end 2010 financial results and recent business activities. To access the live teleconference, please dial (US) +1-877-941- 2068 or International + 1-480-629-9712, and enter pass code 4427014.

A replay of the conference call will be available from 12:00 pm (Eastern) on April 1, 2011 to 11:59pm (Eastern) on April 15, 2011, by dialing (US)+1-877 - 870 - 5176 or (International) +1- 858 - 384 - 5517 and entering the pass code 4427014.

This conference call will be broadcast live over the Internet and can be accessed at http://viavid.net/dce.aspx?sid=00008357 or http://www.viavid.net.

About China Hydroelectric

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”) is an owner and operator of small hydroelectric power projects in the People’s Republic of China. Led by an international management team, the Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. China produces approximately 22% of its total energy from hydroelectric power. The Company currently owns 21 operating hydropower subsidiaries in China with total installed capacity of 548.8 MW. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan.

Cautionary Note Regarding Forward-looking Statements

Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements may, among other things, statements relating to the Company’s business strategies and plan of operations, the Company’s ability to acquire hydroelectric assets, the Company’s capital expenditure and funding plans, the Company’s operations and business prospects, projects under development, construction or planning and the regulatory environment. The forward-looking statements are based on the Company’s current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, the Company’s relationship with and other conditions affecting the power grids we service, the Company’s production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of the Company’s cost-control measures, the Company’s liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China, and other factors affecting the Company’s operations that are set forth in the Company’s Annual Report on 20-F filed with the Securities and Exchange Commission (the “SEC”) on May 24, 2010 and in the Company’s future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this unaudited financial information.

About Non-GAAP Financial Measures

To supplement China Hydroelectric consolidated financial results presented in accordance with GAAP, China Hydroelectric uses non-GAAP net income (loss) and adjusted EBITDA, which are non-GAAP financial measures. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Adjusted EBITDA to Net Income Reconciliation” and “GAAP Net Income (Loss) to Non-GAAP Net Income Reconciliation” below.

China Hydroelectric believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses that may not be indicative of its operating performance and financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to China Hydroelectric historical performance and liquidity. China Hydroelectric has computed its non-GAAP financial measures using methods consistent with the Company’s 20-F report. We believe these non-GAAP financial measures are useful for investors because they permit greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude certain charges that have been and may continue for the foreseeable future to be significant expenses in the Company’s results of operations.

For further information, please contact:

Company:	Investor Relations:

Mary Fellows, EVP and Secretary	Scott Powell
China Hydroelectric Corporation	HC International, Inc.
Phone: +1-860-435-7000	Phone: +1-212-301-7130
Email: mfellows@chinahydroelectric.com	Email: scott.powell@hcinternational.net

CHINA HYDROELECTRIC CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In US$ 000’s, except for share and per share data)

	Three Months Ended (Unaudited)		Year Ended (Audited)

	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009

Revenue	9,951	5,722	66,653	36,175
Cost of revenue	(7,390)	(5,657)	(24,845)	(17,183)

Gross profit	2,561	65	41,808	18,992

Operating expenses
General and administrative expenses	(5,624)	(3,446)	(19,440)	(9,099)

Total operating expenses	(5,624)	(3,446)	(19,440)	(9,099)

Operating income	(3,063)	(3,381)	22,368	9,893

Interest income	73	66	1,191	510
Interest expenses	(4,233)	(3,989)	(15,852)	(14,228)
Change in fair value of derivative financial liability and warrant liability	—	(13,350)	365	(13,793)
Exchange loss	(301)	(3)	(855)	(23)
Share of losses in an equity investee	—	—	—	(70)
Other income/(expenses), net	(47)	(227)	128	(225)

(Loss)/profit before income tax expenses	(7,571)	(20,884)	7,345	(17,936)

Income tax (expenses)/benefits	1,388	675	(3,360)	(1,492)

Consolidated net (loss) income	(6,183)	(20,209)	3,985	(19,428)
Less:
Net loss (income) attributed to noncontrolling interest	19	50	(243)	32

Net (loss) income attributable to China Hydroelectric Corporation shareholders	(6,164)	(20,159)	3,742	(19,396)

Less:
Cumulative dividends on Series A convertible redeemable preferred shares	—	(6,008)	(1,989)	(19,836)
Cumulative dividends on Series B convertible redeemable preferred shares	—	(4,086)	(1,412)	(14,412)
Cumulative dividends on Series C convertible redeemable preferred shares	—	(356)	(162)	(356)
Changes in redemption value of Series C convertible redeemable preferred shares	—	(1,872)	—	(1,872)
Beneficial conversion feature on Series A convertible redeemable preferred shares	—	—	(6,990)	—
Beneficial conversion feature on Series B convertible redeemable preferred shares	—	—	(5,040)	—
Beneficial conversion feature on Series C convertible redeemable preferred shares	—	—	(222)	—

Net loss attributable to ordinary shareholders	(6,164)	(32,481)	(12,073)	(55,872)

GAAP net loss per ADS - basic and diluted	(0.12)	n/a	(0.25)	n/a
GAAP net loss per share - basic and diluted	(0.04)	(2.09)	(0.08)	(3.59)

Weighted average American depository shares - basic and diluted	51,098,505	n/a	47,751,150	n/a
Weighted average ordinary shares - basic and diluted	153,295,516	15,541,666	143,253,450	15,541,666

CHINA HYDROELECTRIC CORPORATION
GAAP NET INCOME (LOSS) TO NON-GAAP NET INCOME RECONCILIATION
(In US $ 000’s)

	Three Months Ended		Year Ended

	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009

Net loss attributable to ordinary shareholders	(6,164)	(32,481)	(12,073)	(55,872)
Non-GAAP Adjustments:	—	—
Non-cash cumulative dividends on convertible redeemable preferred shares (1)	—	10,450	3,563	34,604
Non-cash changes in redemption value of convertible redeemable preferred shares (1)	—	1,872	—	1,872
Non-cash beneficial conversion feature on convertible redeemable preferred shares (1)	—	—	12,252	—
Stock-based compensation expense (2)	1,018	260	3,615	571
Exchange losses	301	3	855	23
Change in fair value of derivative financial liabilities and warrant liability	—	13,350	(365)	13,793

Non-GAAP income (loss)	(4,845)	(6,546)	7,847	(5,009)

Non-GAAP net (loss) income per ADS - basic and diluted (3)	(0.09)	n/a	0.16	n/a
Non-GAAP net (loss) income per ordinary share - basic and diluted	(0.03)	(0.42)	0.05	(0.32)

Weighted average American depository shares - basic and diluted	51,098,505	n/a	47,751,150	n/a

Weighted average ordinary shares - basic and diluted	153,295,516	15,541,666	143,253,450	15,541,666

(1) Non-cash equity charges
Cumulative dividends on Series A convertible redeemable preferred shares	—	6,008	1,989	19,836
Cumulative dividends on Series B convertible redeemable preferred shares	—	4,086	1,412	14,412
Cumulative dividends on Series C convertible redeemable preferred shares	—	356	162	356
Changes in redemption value of Series C convertible redeemable preferred shares	—	1,872	—	1,872
Beneficial conversion feature on Series A convertible redeemable preferred shares	—	—	6,990	—
Beneficial conversion feature on Series B convertible redeemable preferred shares	—	—	5,040	—
Beneficial conversion feature on Series C convertible redeemable preferred shares	—	—	222	—

Total	—	12,322	15,815	36,476

(2) Stock-Based Compensation Related Items: We provide non-GAAP information relative to our expense for stock-based compensation. We include stock-based compensation expense in our GAAP financial measures in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation – Stock Compensation (“FASB ASC Topic 718”). Because of varying available valuation methodologies, subjective assumptions and the variety of award types, which affect the calculations of stock-based compensation, we believe that the exclusion of stock-based compensation allows for more accurate comparisons of our operating results to our peer companies. Stock-based compensation is very different from other forms of compensation. The expense associated with granting an employee a stock option is spread over multiple years unlike other compensation expenses which are more proximate to the time of award or payment. For example, we may recognize expense on a stock option in a year in which the stock option is significantly underwater and typically would not be exercised or would not generate any compensation for the employee. The expense associated with an award of a stock option for 1,000 shares of stock by us in one quarter, for example may have a very different expense than an award of an identical number of shares in a different quarter. Further, the expense recognized by us for such an option may be very different than the expense recognized by other companies for the award of a comparable option. This makes it difficult to assess our operating performance relative to our competitors. Because of these unique characteristics of stock-based compensation, management excludes these expenses when analyzing the organization’s business performance. We also believe that presentation of such non-GAAP information is important to enable readers of our financial statements to compare current period results with future periods.

(3) The Company’s American depository shares (“ADS”) convert to ordinary shares at a rate of one ADS to three ordinary shares.

CHINA HYDROELECTRIC CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(In US $ 000’s)

	As of December 31, 2010	As of December 31, 2009

ASSETS
Current Assets:
Cash and cash equivalents	33,457	31,618
Accounts receivable	4,359	8,434
Deferred tax assets	1,260	489
Due from related parties	5,950	—
Prepayments and other current assets	9,486	4,582

Total current assets	54,512	45,123

Non-current Assets:
Deferred initial public offering costs	—	12,774
Property, plant and equipment, net	583,686	384,493
Land use right	48,944	38,707
Intangible assets, net	6,249	4,513
Goodwill	135,219	107,824
Deferred tax assets	512	—
Other non-current assets	709	399

Total non-current assets	775,319	548,710

TOTAL ASSETS	829,831	593,833

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	4,784	1,305
Short-term loans	17,742	7,098
Current portion of long-term loans	60,798	56,809
Warrant liability	—	14,333
Amounts due to related parties	12,866	242
Accrued expenses and other current liabilities	66,905	21,679
Deferred tax liabilities	—	1

Total current liabilities	163,095	101,467

Non-current Liabilities:
Long term loans	224,297	172,469
Deferred tax liabilities	25,350	18,599
Other non-current liabilities	106	104

Subtotal of non-current liabilities	249,753	191,172

TOTAL LIABILITIES	412,848	292,639

Convertible redeemable preferred shares
Series A (par value US$0.001 per share; 2,500,000 shares authorized; 152,193 shares issued and outstanding as of December 31, 2009)	—	184,541
Series B (par value US$0.001 per share; 2,500,000 shares authorized; 129,000 shares issued and outstanding as of December 31, 2009)	—	148,943
Series C (par value US$0.001 per share; 1,000,000 shares authorized; nil and 20,000 shares issued and outstanding as of December 31, 2009)	—	20,356
Shareholders’ equity
Ordinary shares (par value US$0.001 per share, 130,000,000 and 400,000,000 shares authorized as of December 31, 2009 and 2010, respectively; 15,541,666 and 153,295,516 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	153	16
Additional paid in capital	495,652	36,251
Accumulated other comprehensive income	22,922	11,065
Accumulated deficit	(112,840)	(100,767)

Total China Hydroelectric Corporation Shareholders’ equity/(deficit)	405,887	(53,435)
Noncontrolling interests	11,096	789

Equity (deficit) attributable to equity holders of the Company	416,983	(52,646)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	829,831	593,833

CHINA HYDROELECTRIC CORPORATION
NET INCOME TO ADJUSTED EBITDA RECONCILIATION

	Three Months Ended		Year Ended

	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009

Net (loss) income available to China Hydroelectric Corporation shareholders	(6,164)	(20,159)	3,742	(19,396)
Interest expenses, net	4,160	3,923	14,661	13,718

Other non cash charges, including exchange loss, change in fair value of derivative financial liabilities and warrant liability and stock-based compensation	1,319	13,613	4,105	14,387
Income tax expenses/(benefits)	(1,388)	(675)	3,360	1,492
Depreciation of property, plant and equipment and amortization of intangible assets and land use rights	4,652	3,829	16,920	12,581

EBITDA, as adjusted	2,579	531	42,788	22,782

EBITDA margin, as adjusted	26%	9%	64%	63%

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization and certain non-cash charges including exchange loss, change in fair value of derivatives financial liabilities and warrant liability, and stock-based compensation. We believe that EBITDA is widely used by other companies in the power industry and may be useful to investors as a measure of the Company’s financial performance. Given the significant investments that we have made in property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. We believe that EBITDA will provide a useful tool for comparability between periods because it eliminates depreciation and amortization expenses attributable to capital expenditures and business acquisitions. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.